SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY FIRST

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, city of Curitiba, state of Paraná. 2. DATE AND TIME:April 16, 2014 – 2:30 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The Board approved the Company’s 20-F Report – 2013/2014 and its submission to the Securities and Exchange Commission - SEC;

II.      The Board approveda) unanimously and without restrictions, the 5th issue of simple debentures, not convertible into shares, of the unsecured type, in a single series, for public distribution with restricted placement efforts, in compliance with the Instruction 476 issued by the Brazilian Securities and Exchange Commission - CVM (“CVM Instruction 476”) of January 16, 2009, as amended, totaling one billion reais (R$1,000,000,000.00); b) the submission of the above-mentioned matter to the Company’s Fiscal Council, in compliance with the Bylaws and the Brazilian Corporate Law; c) the negotiation, by the members of the Company’s Board of Executive Officers, or its legal representatives, under the conditions of the debenture issue approved herein, as well as all of the Issue’s specific terms and conditions not subject to approval at this Board of Directors’ meeting;d) the execution of all documents and the carrying out of all acts necessary to the implementation of the Issue, including but not limited to the Indenture, coordination agreement, placement and public distribution of the Debentures, and any other documents related to the Issue, as well as any possible addenda, as applicable, necessary for the implementation of the Issue; and e) the ratification of all acts related to the above resolutions which have already been carried out.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER – Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; PAULO PROCOPIAK DE AGUIAR; NATALINO DAS NEVES; NEY AMILTON CALDAS FERREIRA; and MAURÍCIO BORGES LEMOS.
The full Minutes of the 121st Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.